CM


02003844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 31826

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


RECEIVED
MAR 0 1 2002
365

3/6/02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIMEVEST Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300
(No. and Street)

St. Cloud	MN	56301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Lund — (320) 656-4308
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name)*

600 Peachtree Street Suite 2800	Atlanta	GA	30308
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

p

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10 3/20

OATH OR AFFIRMATION

I, Randall L. Ciccati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIMEVEST Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President - CEO

Title



MARY E. CANNON
NOTARY
EXPIRES
GEORGIA
JUNE 01, 2003
PUBLIC

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PrimeVest Financial Services, Inc. and Subsidiaries

Audited Consolidated Financial Statements and Supplemental Information

For the year ended December 31, 2001

Contents

Ernst & Young

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
PrimeVest Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of PrimeVest Financial Services, Inc. and subsidiaries (a wholly owned subsidiary of Reliastar Financial Corp., which is a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2001, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing in pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PrimeVest Financial Services, Inc. and subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3, stockholder's equity as of January 1, 2001 has been adjusted from previously reported amounts to reflect the correction of an error related to tax assets.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst + Young LLP

Ernst & Young LLP

Atlanta, Georgia
February 15, 2002

PrimeVest Financial Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	**$15,678,036**
Cash segregated for regulatory purposes	**4,554,836**
Trading securities owned, at fair market value	**229,003**
Due from affiliates	**987,959**
Accounts receivable, net of allowance of $361,129	**45,386,274**
Deferred tax asset	**1,112,374**
Premises and equipment, net of accumulated depreciation of $418,770	**1,066,683**
Other assets	**1,065,340**
Total assets	**$70,080,505**
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	**$ 9,053,525**
Due to affiliates, including $982,141 under tax allocation agreement	**3,167,966**
Accounts payable and other accrued expenses	**33,030,524**
Other liabilities	**234,924**
Total liabilities	**$45,486,939**
Stockholder's equity:	
Common stock; $10 par value; 1,000,000 shares authorized; 81,468 shares issued and outstanding	**814,680**
Additional paid-in capital	**19,820,206**
Retained earnings	**3,958,680**
Total stockholder's equity	**24,593,566**
Total liabilities and stockholder's equity	**$70,080,505**

See accompanying notes.

0201-0265957

PrimeVest Financial Services, Inc. and Subsidiaries

Consolidated Statement of Operations

Year ended December 31, 2001

Revenues:	
Commissions and distribution fees	**$115,886,594**
Principal transactions	**1,437,113**
Interest	**3,245,297**
Other	**10,707,385**
Total revenue	**$131,276,389**
Expenses:	
Commissions and clearance fees	**87,889,372**
Employee compensation and benefits	**16,377,711**
Management fees paid to affiliates	**4,001,253**
Marketing and customer development	**1,723,653**
Amortization of intangible assets	**1,513,189**
Occupancy and equipment rental	**1,012,065**
Other	**15,776,485**
Total expenses	**128,293,728**
Income before taxes	**2,982,661**
Income tax expense:	
Current	**656,376**
Deferred	**179,674**
Total income tax expense	**836,050**
Net income	**$ 2,146,611**

See accompanying notes.

PrimeVest Financial Services, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001 (Note 3)	$814,680	$15,853,433	$1,812,069	$18,480,182
Merger of affiliated entity (Note 1)	–	1,010,257	–	1,010,257
Capital contributions	–	2,956,516	–	2,956,516
Net income	–	–	2,146,611	2,146,611
Balance at December 31, 2001	$814,680	$19,820,206	$3,958,680	$24,593,566

See accompanying notes.

PrimeVest Financial Services, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	**$ 2,146,611**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	**233,867**
Amortization of intangible assets	**1,513,189**
Deferred income taxes	**179,674**
Change in operating assets and liabilities:	
Securities owned, net	**532,815**
Due from affiliates	**(2,005,825)**
Accounts receivable	**27,767,991**
Other assets	**(451,073)**
Commissions and concessions payable	**1,928,042**
Due to affiliates	**1,183,782**
Accounts payable and other accrued expenses	**8,045,105**
Stock loaned to affiliate	**(17,189,781)**
Other liabilities	**(1,196,929)**
Net cash provided by operating activities	**22,687,468**
Investing activities	
Purchases of premises and equipment	**(315,280)**
Net cash used in investing activities	**(315,280)**
Financing activities	
Decrease in short-term borrowings	**(12,470,000)**
Capital contribution	**1,797,291**
Cash of merged affiliated company	**1,457,318**
Net cash used in financing activities	**(9,215,391)**
Increase in cash and cash equivalents	**13,156,797**
Cash and cash equivalents at beginning of year	**7,076,075**
Cash and cash equivalents at end of year	**$ 20,232,872**
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	**$ 450,557**
Income taxes	**$ 664,538**

See accompanying notes.

PrimeVest Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2001

1. Nature of Business and Ownership

PrimeVest Financial Services, Inc. and Subsidiaries (the Company), a member firm of the Chicago Stock Exchange, is a securities broker organized for the purpose of providing securities brokerage, insurance, and asset management services to financial institutions. The Company also provides correspondent clearing services to introducing and affiliated broker-dealers. In addition, various support services are performed for the Company's customers. The Company is a wholly owned subsidiary of ReliaStar Financial Corp. ("ReliaStar"). On September 1, 2000, ReliaStar was acquired by ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

Effective December 31, 2001, all the outstanding common stock of Compulife, Inc., Compulife Investor Services, Inc. and Compulife Agency (collectively "Compulife") was contributed to the Company from ING AIH. The statement of financial condition of Compulife has therefore been consolidated with the Company at December 31, 2001. Compulife has been included in the consolidated statement of operations as if the transaction occurred on January 1, 2001. Compulife's net equity of $1,010,257 at January 1, 2001 has been reflected in the consolidated statement of changes in stockholder's equity as a merger of an affiliated entity. In connection with the transaction, an obligation of $1,159,225 that Compulife had to its former parent was relieved and is reported as a capital contribution in the accompanying consolidated statement of changes in stockholder's equity.

1. Nature of Business and Ownership (continued)

The consolidated financial statements include the accounts of PrimeVest Financial Services, Inc. and its wholly owned subsidiaries: Compulife Inc.; Compulife Investor Services, Inc; Compulife Agency; Granite Investment Services, Inc. ("Granite"); BancWest Investment Services, Inc. ("BancWest"); Guaranty Brokerage Services, Inc. ("Guaranty"); PrimeVest Insurance Agency of Texas, Inc.; PrimeVest Insurance Agency of New Mexico, Inc.; PrimeVest Insurance Agency of Oklahoma, Inc.; PrimeVest Insurance Agency of Ohio, Inc.; PrimeVest Insurance Agency of Alabama, Inc.; and Branson Insurance Agency, Inc. Granite, BancWest and Guaranty are introducing securities brokers established for the purpose of providing securities brokerage and insurance services to customers through financial institutions and individuals. The PrimeVest insurance agencies were incorporated in their respective states for the purpose of providing the Company's customers with insurance products. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash segregated for regulatory purposes of $4,554,836 at December 31, 2001 includes deposits with clearing corporations and the special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Trading Securities Owned

Trading securities owned are stated at fair value. Fair value generally is based on published market prices or other relevant factors including dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the securities.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Intangible Assets

Intangible assets, consisting of goodwill, were fully written off during the year ended December 31, 2001 as management determined the goodwill was impaired. Total amortization and impairment charges totalled $1,513,189.

2. Summary of Significant Accounting Policies (continued)

Premises and equipment

Furniture and office equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives of three to ten years. For the year ended December 31, 2001, depreciation of furniture and office equipment totaled $233,867 and is included in other operating expenses in the consolidated statement of operations.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Revenue Recognition

Commission revenue and expense are recognized on a settlement-date basis, which is not materially different from a trade-date basis.

3. Correction of an Error

Subsequent to the issuance of the Company's audited financial statements for the year ended December 31, 2000, an error was discovered regarding a deferred tax asset established as part of the purchase accounting adjustment for the purchase of the Company by ING AIH. The error resulted in an overstatement of the Company's tax assets and additional paid-in capital and an understatement of retained earnings at December 31, 2000. The audited financial statements have been revised to reflect a decrease in both tax assets and additional paid-in capital in the amount of $5,832,307 and an increase in retained earnings of $152,221 as of January 1, 2001. There was no change in the Company's net capital position or the results of operations resulting from the error.

4. Acquisitions

On February 19, 2000, PrimeVest Financial Services, Inc. acquired Guaranty Brokerage Services, Inc. and BancWest Investment Services, Inc., at a purchase price of approximately $8,000,000 and a contingent payment to be determined in one year. In connection with the acquisition, ReliaStar established a liability for the contingent payment. On January 19, 2001, the Company paid the contingent payment of approximately $3,800,000 and recorded a receivable from ReliaStar. ReliaStar funded the receivable during 2001.

5. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense consists of the following:

Current:	
Federal	$427,918
State	228,458
	656,376
Deferred:	
Federal	179,674
State	–
	179,674
Total	$836,050

5. Income Taxes (continued)

Variations from the federal statutory rate are as follows:

Expected federal income tax expense at statutory rate of 35%	$1,043,931
Effect of permanent differences	108,505
Goodwill	(464,884)
State income tax expense, net of federal benefit	148,498
Income tax expense	$ 836,050

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to state income taxes, tax deductible goodwill, and nondeductible expenses such as travel, entertainment, and meals.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax assets and liabilities are as follows:

Deferred tax assets:	
Allowance for doubtful accounts	$ 149,869
Marketing Accrual	204,831
Accrued vacation	79,249
Accrued Severance	12,968
Accrued Commissions	2,150
Operating lease	50,051
Other reserves	933,205
Total deferred tax assets	1,432,323
Deferred tax liabilities:	
Premises and equipment	247,578
Accrued pension	6,365
Prepaid expenses	66,006
Total deferred tax liabilities	319,949
Net deferred tax asset	$1,112,374

5. Income Taxes (continued)

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized

6. Employee Benefits

The Company's employees participate in the noncontributory defined benefit retirement plans of ReliaStar, which cover substantially all employees. During 1998, ReliaStar amended the qualified defined benefit retirement plan, effective January 1, 1999, to suspend the accrual of additional benefits for future services. The Company's employees retained all of their vested benefits, which will be paid monthly at retirement according to the provisions of the plan. Employees meeting certain age and service requirements will receive certain transition benefits until retirement.

It is ReliaStar's policy to fund the minimum required contributions necessary to meet the present and future obligations of the retirement plans. Contributions are intended to provide not only for benefits attributed for service to date, but also for those expected to be earned in the future. Contributions are made to a tax-exempt trust.

ReliaStar does not account separately for the subsidiary's portion of the actuarial present value of accumulated plan benefits and net assets available for plan benefits. Therefore, this information is not available.

Retirement plan assets primarily consist of an annuity contract issued by ReliaStar, stock, money market fund shares, and U.S. Government securities.

ReliaStar also maintains a benefit plan called the Success Sharing Plan and ESOP designed to increase employee ownership and reward employees when certain ReliaStar performance objectives are met. Essentially all employees are eligible to participate in the Success Sharing Plan. It has both qualified and nonqualified components. The nonqualified component is equal to 25% of the annual payout and is paid in cash to the employees. The qualified component is equal to 75% of the annual award, which is contributed to the ESOP portion of the Success Sharing Plan. This plan was merged into the ING Americas 401(k) Plan and ESOP effective June 30, 2001.

6. Employee Benefits (continued)

ReliaStar also allocated to the Company its portion of postretirement benefit obligations other than pensions. The Company accrues the estimated cost of postretirement benefit payments during the years in which the employees provide services.

A benefit of approximately $446,000 was recorded by the Company during the year ended December 31, 2001.

7. Commitments

The Company leases office space and office equipment under various noncancelable operating leases. In addition to base rents, certain operating costs of the leased premises are also to be paid. Minimum payments required under these leases for each of the five succeeding years are as follows:

2002	$ 867,126
2003	620,676
2004	239,285
2005	251,078
2006	211,880
Total	$2,190,045

Rent expense for all operating leases was approximately $883,000 for the year ended December 31, 2001.

8. Contingencies

The Company is party to a number of claims, lawsuits and arbitrations arising in the course of their normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

9. Related Party Transactions

ReliaStar allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity. During the year ended December 31, 2001, the Company was charged $4,001,253 by ReliaStar and ING AIH. In addition, the Company reimbursed ReliaStar for expenses paid by ReliaStar on behalf of the Company. These expenses include employee benefits and other miscellaneous expenses. The operations of the Company may not be indicative of those that might have occurred had the Company operated independently.

10. Short-Term Borrowings

The Company has a $30,000,000 discretionary line of credit available with a nationally recognized financial institution. Interest accrues at the Federal Funds effective rate plus 0.625%. Outstanding borrowings are secured by customer margin securities. There were no outstanding borrowings at December 31, 2001. The line of credit is due on demand.

11. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer

11. Financial Instruments (continued)

transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance-sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into collateralized securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

12. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items. At December 31, 2001, the Company had net capital of $13,041,506, which was $12,260,315 in excess of required net capital of $781,191. The Company's ratio of net capital to aggregate debit items was 33%.

12. Net Capital Requirements and Other Regulatory Matters (continued)

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2001, the Company had no reserve requirement as a result of the PAIB calculation.

Supplemental Information

PrimeVest Financial Services, Inc. and Subsidiaries

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital		
Stockholder's equity		$24,593,566
Nonallowable assets and deductions and charges:		
Nonallowable assets:		
Unsecured and partially secured customer accounts	$ 253,264	
Investment in and receivables from affiliates	4,403,906	
Other	6,820,003	
Deductions and charges:		
Aged fails to deliver	4,890	
Total nonallowable assets and deductions and charges		11,482,063
Net capital before haircuts		13,111,503
Haircuts:		
Bankers' acceptances, CDs and commercial paper	2,400	
Corporate obligations	842	
Stocks and warrants	14,360	
Other	52,395	
Total haircuts		69,997
Net capital		$13,041,506
Computation of alternative net capital requirement		
Net capital		13,041,506
Minimum net capital requirement (greater of $250,000 or 2% of aggregate debit items as shown in the reserve requirement computation)		781,191
Excess net capital		$12,260,315
Net capital in excess of 5% of aggregated debit items		$11,088,527

PrimeVest Financial Services, Inc. and Subsidiaries

Schedule II
Computation for Determination of Reserve Requirement
for Broker-Dealers Pursuant to SEC Rule 15c3-3

December 31, 2001

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$21,904,793
Customers' securities failed to receive	4,036,173
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	240
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or issuer during the 40 days	371,843
Other	48,452
Total credit balances	26,361,501
Debit balances	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection	37,590,769
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	339,100
Failed to deliver of customers' securities not older than 30 calendar days	207,424
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	922,283
Aggregate debit balances	39,059,576
Less 3%	1,171,787
Total debit balances	37,887,789
Excess of total debits over total credits	$11,526,288
Required deposit	None

PrimeVest Financial Services, Inc. and Subsidiaries

Schedule III
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2001

There were no material differences between the computation of net capital under Rule 15c3-1 or the reserve requirement under Rule 15c3-3 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

PrimeVest Financial Services, Inc. and Subsidiaries

Schedule IV
Information for Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2001

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the timeframes specified under Rule 15c3-3.	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	None

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5

Stockholder and Board of Directors
PrimeVest Financial Services, Inc.

In planning and performing our audit of the financial statements of PrimeVest Financial Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) of the SEC and the minimum financial requirements pursuant to Regulation 1.17 of the CFTC;
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, the Chicago Board of Trade, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP
Ernst & Young LLP

Atlanta, Georgia
February 15, 2002

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

PrimeVest Financial Services, Inc. and Subsidiaries

For the year ended December 31, 2001
with Reports of Independent Auditors